[Ameristar Letterhead]
January 8, 2010
David R. Humphrey
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ameristar Casinos, Inc. December 31, 2008 Form 10-K File No. 000-22494
Dear Mr. Humphrey:
     Ameristar Casinos, Inc. (the “Company,” “we” or “our”) has received the comment letter, dated December 14, 2009, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), and the following represents our response to your comments. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Staff’s letter dated December 14, 2009, with the Staff’s comments presented in bold italicized text. In addition, we advise the Staff we are concurrently filing Amendment No. 1 on Form 10-K/A (“Amendment No. 1”) to amend our previously filed Annual Report on Form 10-K for the year ended December 31, 2008, as filed with the Commission on March 16, 2009 (“2008 Form 10-K”), to address certain comments raised by your comment letter. For the convenience of the reader, Amendment No. 1 restates the entire 2008 Form 10-K, although Amendment No. 1 amends only Items 6, 7 and 8 of Part II of the 2008 Form 10-K. Copies of this letter were also faxed to Beverly Singleton and J. Nolan McWilliams, whose names were on the original fax we received.

Form 10-K (Fiscal Year Ended December 31, 2008)
Balance Sheet, page F-5
1.	Notwithstanding the disclosure in the footnotes, please separately disclose on the face of the balance sheet the amount of goodwill from that of other intangible assets. Similarly, the statements of operations should also separately disclose the amount of goodwill impairment from that of other intangibles. We refer you to FASB’s Accounting Standards Codification (“FASB ASC”) Topic 350-20-45-1 and 2 (previously FASB No. 142, paragraph 43).
     In response to the Staff’s comment, we have revised the disclosure in Amendment No. 1 by separating the amount of the goodwill from that of other intangible assets for both years presented. The “Goodwill and other intangible assets” line item is now two separate line items, “Goodwill” and “Other intangible assets.” This change had no effect on “Total Assets.”
     In addition, in respect of the Consolidated Statements of Operations (page F-6), the Company has separately disclosed the amounts of goodwill impairment from that of other intangibles and fixed assets for all years presented. The original line item “Impairment loss on assets” is now broken out into three separate line items: “Impairment of goodwill,” “Impairment of other intangible assets” and “Impairment of fixed assets.” This change had no effect on “(Loss) income from operations.”
Statements of Operations, page F-6
2.	Please reclassify the line item “Net (loss) gain on disposition of assets” from “Other Income (Expense)” to “Operating Expenses.” We refer you to FASB ASC Topic 360-10-45-5 (previously FASB No. 144, paragraph 45).
     In response to the Staff’s comment, we have revised the Consolidated Statements of Operations (page F-6) in Amendment No. 1 by reclassifying the line item “Net (loss) gain on disposition of assets” from “Other Income (Expense)” to “Operating Expenses” for all years presented. For the years ended December 31, 2008 and 2007, this reclassification adversely impacted “(Loss) income from operations” by $0.7 million and $1.4 million, respectively. For the year ended December 31, 2006, the reclassification favorably impacted “(Loss) income from operations” by $0.7 million. This reclassification had no effect on “(Loss) Income Before Income Tax (Benefit) Provision.”
Note 11. Acquisition of Ameristar East Chicago, page F-26
3.	We note your disclosure in the third paragraph that values assigned to the assets acquired and liabilities assumed were based upon a third-party valuation. As it appears you have relied on the results of the third-party’s valuation, the third party should be identified in the filing and their consent is required to be filed under Exhibit 23 when your Form 10-K is incorporated by reference into a registration statement. See Rule 436 of Regulation C and Item 610(b) of Regulation S-K. Alternatively, you may delete all references to the third party or you can instead accept responsibility for such valuation while indicating that you considered the report of a third-party valuation firm. For additional guidance, please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, which would be applicable to the extent your Form 10-K was incorporated by reference into any registration statement. Please revise to clarify the nature and extent of the third party’s involvement and management’s reliance on the work of the third-party valuation firm. Please amend your December 31, 2008 Annual Report on Form 10-K or advise as to why you believe your disclosure complies with the requirements, as we note you have recently filed a Registration Statement on Form S-4 that incorporates by reference this Form 10-K.
     In response to the Staff’s comment, we have revised Note 11 of the Notes to Consolidated Financial Statements (page F-26) by deleting the reference to a third-party valuation firm in connection with a purchase price allocation. The Company acknowledges that it is responsible for the valuation while considering the report of the third-party valuation firm.
   Note 14. Selected Quarterly Financial Results, page F-32
4.	Where applicable, please also describe the effects of any unusual and/or infrequently occurring items recognized in each full quarter as well as the aggregate effect and nature of any year end or other adjustments which are material to the results of that quarter as contemplated by Item 302(a)(3) of Regulation S-K. In this regard, for example, expand the note disclosures to discuss the significant goodwill and gaming license impairment charges recorded in the first and fourth quarters of fiscal 2008.
     We acknowledge the Staff’s comment and have expanded the disclosure in Amendment No. 1 regarding the effects of any unusual and/or infrequently occurring items recognized in quarterly financial results, as well as the aggregate effect and nature of year-end or other adjustments which are material to the quarterly results as contemplated by Item 302(a)(3) of Regulation S-K.
     More specifically, in Note 14 of the Notes to Consolidated Financial Statements (page F-32), the Company has expanded the disclosure on the unaudited selected quarterly financial results by providing a footnote that describes the impact on the first and fourth quarters of 2008, as well as the aggregate effect, from impairment charges associated with goodwill and other intangible assets acquired with the Company’s East Chicago property. Additionally, the line item “(Loss) income from operations” has been amended for all periods presented to reflect the reclassification on the Consolidated Statements of Operations noted above.
     The changes described above on the Consolidated Statements of Operations are also reflected in “Item 6. Selected Financial Data” on page 44.
     In addition, in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Amendment No. 1, we have adjusted operating income and operating income margin, as necessary, to reflect the reclassification of “Net (loss) gain on disposition of assets” to “Operating Expenses” for both the consolidated and property-specific data on pages 47 through 50 and page 52 of the 2008
Form 10-K.
     Except as described above, no other changes have been made to the disclosures in the 2008 Form 10-K, and Amendment No. 1 does not modify or update any other information contained in the 2008 Form 10-K. Accordingly, Amendment No.1 does not reflect any other events that occurred after the original March 16, 2009 filing date of the 2008 Form 10-K. Forward-looking statements in Amendment No. 1 have also not been updated from the 2008 Form 10-K. Accordingly, Amendment No. 1 should be read in conjunction with the Company’s filings made with the Commission subsequent to the filing of the 2008 Form 10-K. In addition, in connection with the filing of Amendment No. 1 and pursuant to Rules 12b-15 and 13a-14 under the Exchange Act, the Company is including with Amendment No. 1 currently dated certifications.
   Schedule 14A
   Compensation Discussion and Analysis, page 18
   Incentive Cash Bonus, page 22
5.	Please confirm that in future filings you will disclose how Adjusted EBITDA is calculated from your audited financial statements. For example, you should define what you consider to be non-recurring items. Refer to Instruction 5 to Item 402(b) of Regulation S-K.
     We note the Staff’s comment and confirm that we will disclose in future filings how Adjusted EBITDA is derived from our audited financial statements.
6.	Please confirm that in future filings you will disclose in your Compensation Discussion & Analysis the actual Adjusted EBITDA figure and not merely the targets.
     We confirm that in future filings we will disclose in our Compensation Discussion & Analysis the actual adjusted EBITDA figure and not just the targets.

          Per the Staff’s request, we hereby acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We appreciate the Staff’s responsiveness with respect to the Company’s filings and look forward to resolving any concerns the Staff may have. If you have any questions, please contact me at (702) 567-7030 or Mark Lahive of Gibson, Dunn & Crutcher at (310) 552-8580.

Very truly yours,
/s/ Thomas M. Steinbauer
Thomas M. Steinbauer
Senior Vice President of Finance, Chief Financial Officer and Treasurer

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